SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Stratus Properties Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

863167201

(CUSIP Number)

James R. Moffett

1615 Poydras Street, Suite 2279

New Orleans, Louisiana 70112

(504) 240-5480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863167201

1.	Name of Reporting Person. Moffett Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Louisiana
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) N/A(1)
14.	Type of Person Reporting (See Instructions) OO

(1)	The Reporting Person no longer beneficially owns any shares of Common Stock.

CUSIP No. 863167201

1.	Name of Reporting Person. James R. Moffett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) N/A(1)
14.	Type of Person Reporting (See Instructions) IN

(1)	The Reporting Person no longer beneficially owns any shares of Common Stock.

This Amendment amends the Statement on Schedule 13D originally filed on March 23, 2012 (the “Schedule 13D”) by Moffett Holdings, L.L.C. (“Moffett Holdings”) and James R. Moffett (with Moffett Holdings, the “Reporting Persons”). This Amendment relates to the common stock, par value $.01 per share (the “Common Stock”), of Stratus Properties Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 212 Lavaca Street, Suite 300, Austin, Texas 78701.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On March 15, 2012, Moffett Holdings and the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which the Issuer sold to Moffett Holdings 625,000 shares of Common Stock for an aggregate purchase price of $5 million, or $8.00 per share (the “Issuance”). In connection with the Issuance, Moffett Holdings and the Issuer entered into an Investor Rights Agreement (the “Investor Agreement”), more fully described below.

Pursuant to the Investor Agreement, among other things, the size of the Issuer’s Board of Directors was increased from four to five members and Moffett Holdings was granted the right to designate one individual to serve on the Issuer’s Board of Directors as long as Moffett Holdings and its affiliates beneficially own at least 5.0% of the issued and outstanding shares of Common Stock. Also under the Investor Agreement, Moffett Holdings and its affiliates were limited or prohibited from, among other things, (1) acquiring additional securities of the Issuer if the acquisition would result in Moffett Holdings and its affiliates having beneficial ownership of more than 24.9% of the outstanding shares of Common Stock, (2) commencing any tender offer or exchange for any securities of the Issuer, (3) making or proposing a merger or acquisition involving the Issuer, (4) calling a meeting or initiating any stockholder proposal, (5) soliciting proxies or (6) forming, joining, or in any way participating in or entering into agreements with a “group” (as defined in Section 13(d)-3 of the Securities Exchange Act of 1934) with regard to the Issuer. These restrictions will terminate upon the last to occur of (1) the first date on which no director designated by Moffett Holdings has served on the board of directors for the preceding six months and (2) the date that Moffett Holdings and its affiliates beneficially own less than 5.0% of the issued and outstanding shares of Common Stock. In addition, until the six-month anniversary of the date of the Investor Agreement, Moffett Holdings would be prohibited, subject to certain exceptions, from transferring, selling, assigning, pledging or otherwise disposing of, directly or indirectly, the shares of Common Stock acquired pursuant to the Stock Purchase Agreement.

Subject to the terms and conditions of the Investor Agreement, the Issuer also granted Moffett Holdings certain registration rights with respect to the shares of Common Stock acquired pursuant to the Stock Purchase Agreement. The Investor Agreement provides that upon the written request of Moffett Holdings at any time on or after the six-month anniversary of the date of the Investor Agreement, the Issuer shall, within sixty days of its receipt of such notice, (1) prepare and file with the Securities and Exchange Commission a shelf registration statement with respect to the shares of Common Stock issued and sold to Moffett Holdings under the Stock Purchase Agreement that would permit some or all of such shares to be resold in registered transactions and (2) use its commercially reasonable efforts to maintain the effectiveness of the shelf registration statement while Moffett Holdings holds such shares.

On March 3, 2014, Moffett Holdings redeemed and purchased (the “Redemption”) the membership interest in Moffett Holdings held by LCHM Holdings, LLC, a Louisiana limited liability company (“LCHM Holdings”). In connection with the Redemption, (1) LCHM Holdings received the 625,000 shares of Common Stock held by Moffett Holdings, and (2) Moffett Holdings and LCHM Holdings entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) pursuant to which Moffett Holdings assigned to LCHM Holdings its interest in the Investor Agreement. The Issuer joined the Assignment and Assumption Agreement for the purpose of consenting to the transactions contemplated thereby.

Copies of the Investor Agreement and the Assignment and Assumption Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference. The foregoing descriptions of the Investor Agreement and the Assignment and Assumption Agreement are qualified in their entirety by reference to the full text thereof.

Other than as described herein, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) and (d) As of the date hereof, the Reporting Persons do not beneficially own any shares of the Common Stock.

(c) During the past 60 days, Moffett Holdings transferred to LCHM Holdings an aggregate of 625,000 shares of Common Stock of the Issuer in the Redemption, as described above.

(e) On March 3, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1	Investor Rights Agreement by and between Stratus Properties Inc. and Moffett Holdings, L.L.C. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Moffett Holdings, L.L.C. and James R. Moffett with the SEC on March 23, 2012).

2	Assignment and Assumption Agreement by and between Moffett Holdings, L.L.C. and LCHM Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2014	/s/ James R. Moffett
Date	James R. Moffett
Manager & Member
Moffett Holdings, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2014	/s/ James R. Moffett
Date	James R. Moffett

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)